Exhibit 99-1
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   [LOGO OMITTED]          KOOR INDUSTRIES ANNOUNCES PUBLICATION OF A PROSPECTUS
Koor Industries Ltd.       FOR A PUBLIC DEBENTURE OFFERING IN ISRAEL

* UP TO NIS 600 MILLION (APPROX. $130 M) DEBENTURES TO BE OFFERED IN ISRAEL AND LISTED OF TEL AVIV STOCK EXCHANGE (TASE)

Tel Aviv, Israel - August 13, 2006 - Koor Industries Ltd. (NYSE: KOR) ("Koor", "Company") a leading Israeli holding company announced today that it had published a prospectus ("Prospectus") in Israel in connection with a proposed offering to the public in Israel of debentures.

The Israel Securities Authority has approved the filing of the Prospectus, and the Tel Aviv Stock Exchange has approved the listing of the debentures for trading.

The Company intends to raise up to a maximum of NIS 600 million (approx. $135 million) based on an interest rate, linked to the CPI, determined by means of tender. Such interest rate will not be lower than 5%, and will not exceed 5.1%. The interest rate will be determined based on the result of the public tender which will take place on August 17th 2006. The issue of the debentures will be completed on Sunday, August 20th 2006.

The debentures were rated A+ by Maalot - The Israel Securities Rating Company Ltd. ("Maalot"), a Standard & Poor's affiliation. For further information on Maalot's rating considerations please refer to the Prospectus, published in Israel, and relevant sections on the Prospectus, due to be filed with the SEC on August 14, 2006.

The proposed offering is subject to market conditions and there is no guarantee that it will be completed.

The debentures to be offered have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in defense electronics through Elbit Systems (NASDAQ: ESLT); and in start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).


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FOR FURTHER INFORMATION, PLEASE CONTACT:
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Ran Maidan - Senior Vice President and CFO, Koor Industries Ltd. - +9723 9008 310
Or Fiona Darmon - Vice President, Investor Relations, Koor Industries Ltd. - +9723 9008 417
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Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.